

13031024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13431

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/12** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Lincoln Financial Distributors, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 N. Radnor-Chester Road
(No. and Street)

Radnor, Pennsylvania 19087
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Elizabeth F. Conover **(336) 691-3153**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

One Commerce Square, Suite 700, 2005 Market Street **Philadelphia, PA** **19103**
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Elizabeth F. Conover, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lincoln Financial Distributors, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Connie Hill
Notary Public
Randolph County
North Carolina

Elizabeth F. Conover
Signature

AVP and Interim Chief Financial Officer
Title

Connie Hill
Notary Public exp: 5/11/17

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

Lincoln Financial Distributors, Inc.
Years Ended December 31, 2012 and 2011
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP


ERNST & YOUNG

Lincoln Financial Distributors, Inc.

Financial Statements and Supplementary Information

Years Ended December 31, 2012 and 2011

Contents

ERNST & YOUNG

Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: + 1 215 448 5000
Fax: + 1 215 448 4069
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Lincoln Financial Distributors, Inc.

We have audited the accompanying financial statements of Lincoln Financial Distributors, Inc. (an indirect, wholly owned subsidiary of Lincoln National Corporation) (the "Company"), which comprise the statements of financial condition as of December 31, 2012 and 2011, and the related statements of income, stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Financial Distributors, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

February 28, 2013

Lincoln Financial Distributors, Inc.

Statements of Financial Condition

	December 31	
	2012	**2011**
Assets		
Cash and invested cash	**$ 8,713,355**	$ 8,897,646
Commissions and fees receivable	**17,569,824**	15,183,563
Due from affiliates	**33,413**	125,467
Deferred tax asset	**608**	–
Other assets	**–**	70
Total assets	**$ 26,317,200**	$ 24,206,746
Liabilities and stockholder's equity		
Liabilities:		
Due to affiliates	**$ 17,560,544**	$ 15,175,167
Other liabilities	**233,537**	517,564
Total liabilities	**17,794,081**	15,692,731
Stockholder's equity:		
Common stock – $25 par value; 10,000 shares authorized; 8,000 shares issued and outstanding	**200,000**	200,000
Additional paid-in capital	**12,632,000**	12,632,000
Accumulated deficit	**(4,308,881)**	(4,317,985)
Total stockholder's equity	**8,523,119**	8,514,015
Total liabilities and stockholder's equity	**$ 26,317,200**	$ 24,206,746

See accompanying notes.

Lincoln Financial Distributors, Inc.

Statements of Income

	Year Ended December 31	
	2012	2011
Revenues:		
Commissions and fees from third parties	**$ 165,476,566**	$ 150,317,006
Commissions and fees from affiliates	**938,088,208**	824,299,020
Interest	**48**	5,229
Total revenues	**1,103,564,822**	974,621,255
Expenses:		
Commissions and agency expenses	**165,476,566**	150,317,006
Service charges from affiliates	**938,088,208**	824,299,020
Total expenses	**1,103,564,774**	974,616,026
Income before income tax benefit	**48**	5,229
Income tax benefit	**(9,056)**	(6,616)
Net income	**$ 9,104**	$ 11,845

See accompanying notes.

Lincoln Financial Distributors, Inc.

Statements of Stockholder's Equity

	Year Ended December 31	
	2012	**2011**
Common stock:		
Balance as of beginning and end of year	**$ 200,000**	$ 200,000
Additional paid-in capital:		
Balance as of beginning and end of year	**12,632,000**	12,632,000
Accumulated deficit:		
Balance as of beginning of year	**(4,317,985)**	(4,329,830)
Net income	**9,104**	11,845
Balance as of end of year	**(4,308,881)**	(4,317,985)
Total stockholder's equity as of end of year	**$ 8,523,119**	$ 8,514,015

See accompanying notes.

Lincoln Financial Distributors, Inc.

Statements of Cash Flows

	Year Ended December 31	
	2012	**2011**
Operating activities		
Net income	**$ 9,104**	$ 11,845
Adjustments to reconcile net income to net cash used in operating activities:		
Deferred tax asset	**(608)**	–
Change in commissions and fees receivable	**(2,386,261)**	(887,675)
Change in due from affiliates	**92,054**	118,007
Change in other assets	**70**	536
Change in due to affiliates	**2,385,377**	888,259
Change in other liabilities	**(284,027)**	(161,403)
Net cash used in operating activities	**(184,291)**	(30,431)
Net decrease in cash and invested cash	**(184,291)**	(30,431)
Cash and invested cash as of beginning of year	**8,897,646**	8,928,077
Cash and invested cash as of end of year	**$ 8,713,355**	$ 8,897,646
Supplemental disclosure of cash flow information		
Income tax paid	**$ 706,314**	$ 898,343

See accompanying notes.

1302-1035558

Lincoln Financial Distributors, Inc.

Notes to Financial Statements

December 31, 2012

1. Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies

Nature of Operations

Lincoln Financial Distributors, Inc. ("LFD" or the "Company," which also may be referred to as "we," "our" or "us") is a registered broker-dealer and investment advisor that is engaged in the business of wholesaling and marketing financial services products, such as mutual funds, variable life insurance, and variable annuities through financial intermediaries, such as stock brokerage firms, banks, and independent insurance agencies, as a broker-dealer. LFD also receives commissions from affiliated insurance companies via intercompany transfers. LFD does not solicit or sell products directly to the general public. LFD is licensed to engage in broker-dealer activity throughout the United States. LFD is a wholly owned subsidiary of The Lincoln National Life Insurance Company ("LNL"), which is a wholly owned subsidiary of Lincoln National Corporation ("LNC").

Basis of Presentation

The accompanying financial statements are prepared in accordance with United States of America generally accepted accounting principles ("GAAP"). Certain GAAP policies, which significantly affect the determination of financial position, results of operations and cash flows, are summarized below.

The Company and other affiliated entities that provide services to the Company are under common ownership and management control. The existence of this control could result in the Company's operating results or financial position being significantly different from those that would have been obtained if the Company were autonomous.

Certain amounts reported in prior year's financial statements have been reclassified to conform to the presentation adopted in the current year. These reclassifications had no effect on net income or stockholder's equity of the prior year.

1. Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies (continued)

Summary of Significant Accounting Policies

Accounting Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

Cash and Invested Cash

Cash and invested cash is carried at cost and includes all highly liquid investments purchased with an original maturity of three months or less.

Commission and Fee Revenue and Expense

LFD is the principal underwriter for the wholesale distribution of all variable life and annuity products of LNL and Lincoln Life & Annuity Company of New York ("LLANY"). We recognize all commission and fee revenue for the distribution of these products. These selling costs are then passed on to LNL who, through the processing and services agreements, pays the commissions on LFD's behalf. An accrual is recorded for fee income, and a corresponding accrual is recorded for the commission expense to be paid based on the fee income.

LFD also recognizes wholesaling revenue on 12b-1 fees received from separate account fund sponsors as compensation for marketing and distributing the underlying mutual funds. These 12b-1 fees are passed on to LNL to offset wholesale distribution expenses provided on LFD's behalf. The 12b-1 fees received from separate account fund sponsors amounted to $178,115,212 and $161,603,383 in 2012 and 2011, respectively. These fees are included in commissions and fees from third parties to the extent expense is incurred on the statements of income. All other commission and fee revenue amounts are received from affiliates.

1. Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies (continued)

Income Taxes

LNC files a U.S. consolidated income tax return that includes all eligible subsidiaries, including LFD and LNL. Pursuant to an intercompany tax-sharing agreement with LNL, LFD provides for income taxes on a separate return filing basis. The tax-sharing agreement also provides that LFD will receive benefit for net operating losses, capital losses, and tax credits, which may not be usable on a separate return basis to the extent such items may be utilized in the consolidated federal income tax returns of LNC.

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. See Note 2 for additional information.

2. Income Taxes

The federal income tax benefit was as follows:

	Year Ended December 31	
	2012	**2011**
Current	**$ (8,448)**	$ (6,616)
Deferred	**(608)**	–
Federal income tax benefit	**$ (9,056)**	$ (6,616)

2. Income Taxes (continued)

A reconciliation of the effective tax rate differences was as follows:

	Year Ended December 31	
	2012	**2011**
Tax rate times pretax income	$ 17	$ 1,830
Effect of:		
Other items	(9,073)	(8,446)
Federal income tax benefit	$ (9,056)	$ (6,616)
Effective tax rate	18,867.0%	126.0%

The effective tax rate is the ratio of tax expense over pretax income (loss). The 2012 and 2011 income tax expense differs from the federal tax rate of 35% as a result of a permanent difference relating to tax goodwill from a previous acquisition.

The federal income tax asset was as follows:

	Year Ended December 31	
	2012	**2011**
Current	$ 1,200	$ 3,916
Deferred	608	–
Total federal income tax asset	$ 1,808	$ 3,916

Significant components of our deferred tax assets were as follows:

	Year Ended December 31	
	2012	**2011**
Deferred tax assets		
Other	$ 608	$ –
Total deferred tax assets	608	–
Deferred tax liabilities		
Total deferred tax liabilities	–	–
Net deferred tax asset	$ 608	$ –

2. Income Taxes (continued)

Current federal income taxes receivable of $1,200 and $3,916 at December 31, 2012 and 2011, respectively, are included in receivables from affiliates (payable to affiliates) on the statements of financial condition.

The Company is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2012 and 2011, the Company concluded that it was more likely than not that its gross deferred tax assets will reduce taxes payable in future years; therefore, no valuation allowance was necessary. The LNC consolidated group is subject to annual tax examinations from the Internal Revenue Service ("IRS") and state taxing jurisdictions. We do not anticipate that any adjustments that might result from such audits would be material to our results of operations or financial condition. The LNC consolidated group is currently under audit by the IRS for years 2009, 2010, and 2011.

There are no uncertain tax positions related to the Company in the current year.

3. Agreements and Transactions With Affiliates

In order to be compliant with the Financial Industry Regulatory Authority ("FINRA") rules regarding proper expense recognition and expense-sharing agreements and to better match expenses with related revenue, LFD has entered into various cost-sharing agreements with affiliates. Amounts due from affiliates primarily represent amounts due to LFD for the settlement of general and administrative expenses, and taxes and fees, as stipulated in the Master Services Agreement. Amounts due to affiliates primarily represent amounts due to LNL related to separate account 12b-1 fees as well as intercompany cost and tax-sharing agreements.

4. Contingencies

Regulatory and Litigation Matters

Regulatory bodies, such as the Securities and Exchange Commission ("SEC"), FINRA, and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, securities laws, laws governing the activities of broker-dealers, and registered investment advisors. While LFD is involved in various pending or threatened legal or regulatory proceedings arising from the conduct of business both in the ordinary course and otherwise, such legal expenses are a part of our affiliate cost-sharing agreements. Based on information currently known by management, management does not believe any such charges are likely to have a material adverse effect on LFD's financial position.

5. Net Capital Requirements

LFD has elected to operate under the alternative standard provisions of the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the minimum net capital to be the greater of $250,000 or 2% of aggregate debit items computed in accordance with the SEC Customer Protection Rule (Rule 15c3-3) reserve requirements. Our operations do not normally include the physical handling of securities or the maintenance of open customer accounts; therefore, there are no reserve provisions pursuant to Rule 15c3-3. Accordingly, our minimum net capital requirement is $250,000.

	Year Ended December 31	
	2012	**2011**
Minimum net capital requirement	**$ 250,000**	$ 250,000
Net capital	**8,489,098**	8,118,548
Excess net capital	**$ 8,239,098**	$ 7,868,548

6. Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

Supplementary Information

Lincoln Financial Distributors, Inc.

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012

Computation of net capital	
Total stockholder's equity qualified for net capital	$ 8,523,119
Less non-allowable assets:	
Due from affiliates	33,413
Deferred tax asset	608
Total non-allowable assets	34,021
Other deductions	–
Net capital before haircuts on securities positions	8,489,098
Haircuts on securities	–
Net capital	$ 8,489,098
Computation of alternate net capital requirements	
2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3	$ –
Greater of $250,000 or 2% of combined aggregate debit items	$ 250,000
Excess net capital	$ 8,239,098
Excess net capital at 120% of minimum net capital requirement	$ 8,189,098

There were no differences between the Computation of Net Capital Pursuant to SEC Rule 15c3-1 included in the accompanying supplementary information and the computation included in the LFD's corresponding unaudited Form X-17a-5, Part IIA filing as of December 31, 2012.

Lincoln Financial Distributors, Inc.

Schedule II – Statement Regarding Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

Lincoln Financial Distributors, Inc. is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

Supplementary Report

Ernst & Young
Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103
Tel: + 1 215 448 5000
Fax: + 1 215 448 4069
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Lincoln Financial Distributors, Inc.

In planning and performing our audit of the financial statements of Lincoln Financial Distributors, Inc. (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the SEC, we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company, including any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2013

Ernst & Young LLP

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